EXHIBIT 99.2 - PURSUANT TO ITEM 77.E

The Trust, certain of its directors, and the Advisor have been named as defendants in Karpus v. Hyperion Capital Management, Inc., et al., a purported class action brought on behalf of Trust's shareholders that was filed in the United States District Court, Southern District of New York on June 21, 1996 (File No. 96-CIV-4671). Plaintiff's original complaint was dismissed by the District Court on November 15, 1996 with leave to replead. The amended complaint alleges (as did the original) that the Trust failed to adhere to a fundamental policy set forth in the registration statement by failing to continue to reduce the sensitivity to changes in interest rates of the Trust portfolio beginning in mid-1995, that this failure was reckless behavior on the part of the Defendants, and that these actions constitute a violation of the 1940 Act and are also breaches of fiduciary duty and trust. The amended complaint seeks unspecified monetary damages, an accounting and other relief. The amended complaint adds the allegation that the statement in the registration statement regarding the reduction of sensitivity to changes in interest rates was an untrue statement of material fact, and a violation of the 1940 Act. Defendants believe that the claims are without merit, and intend to defend the claims vigorously. Whether or not the plaintiff prevails, however, the Trust may be obligated to indemnify and advance litigation expenses to one or more of the defendants under the terms and conditions of various indemnity provisions of the Trust's Investment Advisory Agreement and its Articles of Incorporation, and the amounts of such indemnification and expenses could be material. The ultimate outcome of this litigation is not presently determinable.